August 30, 2013

Kieran Brown

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Christina Fettig

Financial Analyst

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Advisers Investment Trust: File Nos. 333-190345 and 811-22538

Dear Ms. Fettig and Mr. Brown:

On behalf of Advisers Investment Trust (the “AIT”), we hereby submit, via electronic filing, Pre-Effective Amendment No. 1 to AIT’s Registration Statement under the Securities Act of 1933 (the “Amendment”). On August 2, 2013, AIT filed a registration statement under the Securities Act of 1933 on Form N-14 in connection with the reorganization of the JOHCM Emerging Markets Opportunities Fund, JOHCM Global Equity Fund and JOHCM International Select Fund (each a “Transferring Fund” and collectively, the “Transferring Funds”), each series of the DundeeWealth Funds (“Dundee Trust”) (File Nos. 333-135371 and 811-21913) with and into the JOHCM Emerging Markets Opportunities Fund, JOHCM Global Equity Fund and JOHCM International Select Fund (each an “Acquiring Fund” and collectively, the “Acquiring Funds”), respectively, each a separate series of AIT (the “Reorganization”).

On August 23, 2013, Ms. Fettig provided oral comments and Mr. Brown provided oral comments on August 29, 2013. The following is a summary of our understanding of your comments and the response from AIT. The Transferring Funds and the Acquiring Funds have identical names. Therefore, in order to avoid confusion, individual Funds may be referred to as either a Dundee Trust Fund (e.g., JOHCM Global Equity Fund (Trust) or an AIT Fund (e.g., JOHCM Global Equity Fund (AIT).

1. Comment: Please provide a memo explaining the basis for determining that the Transferring Funds will be the accounting survivors following the reorganization.

THOMPSON HINE LLP ATTORNEYS AT LAW	41 South High Street Suite 1700 Columbus, Ohio 43215-6101	www.ThompsonHine.com Phone 614.469.3200 Fax 614.469.3361

Response: As described in the Form N-14, the Acquiring Funds are newly-organized shell funds that will not commence operations until the consummation of the proposed reorganization of the existing Transferring Funds into AIT. AIT believes the Transferring Funds are the accounting survivor of the reorganization based on the following factors, including a comparison of investment advisers, investment objectives, investment policies and restrictions, expense structures and ratios, asset size and portfolio composition:

A. Investment Advisor. The sub-adviser for the Transferring Funds will become the adviser of the Acquiring Funds and will continue to employ the Transferring Funds’ investment style and strategy in a similar manner within the Acquiring Funds.

B. Investment Objective. The investment objectives of the Acquiring Funds are substantially similar to the Transferring Funds.

C. Investment Policies and Restrictions. The Acquiring Funds’ principal investment strategy, policies and restrictions are substantially similar to the Transferring Funds.

D. Expense Structures and Ratios. The Acquiring Funds’ fee and expense structure are substantially similar to the Transferring Funds. In addition, the Acquiring Funds have identical or slightly lower expense limits as compared to the Transferring Funds and, therefore, the fees and net expenses incurred by the shareholders of the Acquiring Funds will closely resemble that of the Transferring Funds.

E. Asset Size and Portfolio Composition. As mentioned above, the Acquiring Funds are newly-organized shell funds that will not commence operations until the consummation of the proposed reorganization of the existing Transferring Funds. As such, the beginning net assets, securities and net asset values of the Acquiring Funds will be identical to the ending net assets, securities and net asset values of the Transferring Funds at the closing date of the reorganization.

Based upon the analysis of the comparative factors noted above, it is reasonable to conclude that the Transferring Funds are the accounting survivors.

2. Comment—Page (vii): Disclose any significant changes in shareholder services that may result from the change in service providers to the Transferring Funds and the effect to those changes on the Funds.

Response: No significant changes in shareholders services are expected to result from the change in services providers.

3. Comment—Page (viii): The disclosure in the Q & A states that if the reorganization is not approved, the Board will consider alternatives for the Transferring Funds, which may include liquidation. What other alternatives would the Board consider?

Response: The disclosure has been revised to incorporate requested disclosure as follows:

“If shareholders of a Transferring Fund fail to approve the Reorganization, none of the Transferring Funds will be reorganized into the Acquiring Funds, and DWUS, JOHCM and the Board will consider other alternatives for the Transferring Funds, which may include identifying other potential investment advisers to manage the Transferring Funds or liquidating the Transferring Funds.”

4. Comment—Page (viii): The disclosure in the Q & A states that JOHCM will pay all identifiable expenses related to the reorganization. However, the Agreement and Plan of Reorganization states that JOHCM will pay costs relating to the solicitation of the shareholders of the Transferring Funds (inclusive of legal fees and expenses, printing, mailing the proxy statement and soliciting proxies), to the extent that such costs are solely and directly related to the reorganization and any other costs that are solely and directly related to the reorganization will be shall be shared by JOHCM and DundeeWealth US as they may mutually agree. Please make the Q & A disclosure consistent with the Agreement and Plan of Reorganization.

Response: The disclosure has been revised as follows:

“The estimated cost for the Reorganization is $115,000. JOHCM will pay costs relating to the solicitation of the shareholders of the Transferring Funds (inclusive of legal fees and expenses, printing, mailing the proxy statement and soliciting proxies) to the extent that such costs are solely and directly related to the Reorganization. Any other costs that are solely and directly related to the Reorganization will be shared by JOHCM and DundeeWealth US as they mutually agree. Neither the Transferring Funds and their shareholders nor the Acquiring Funds and their shareholders will pay any expenses relating to the proposed Reorganization.”

5. Comment—Pages (viii) and 19: Disclose the estimated cost of the reorganization.

Response: The disclosure has been amended to include the estimated cost of the reorganization.

6. Comment—Page (viii): If appropriate, disclose that shareholder approval is required to liquidate a Transferring Fund whose shareholders fail to approve the Reorganization.

Response: Under the Target Funds’ trust instrument, shareholder approval is not required to liquidate a fund.

7. Comment—Page (xi): Add the disclosure required by Item 1(b)(iii) of Form N-14 to the beginning of the Proxy Statement/Prospectus.

Response: The requested disclosure has been added.

8. Comment—Page (xi): Add “and investing in the Acquiring Funds” to the end of the first sentence of the last paragraph on this page.

Response: The requested disclosure has been added.

9. Comment—Page 1: Please confirm that JOHCM currently has no plans to reposition the Funds’ portfolios prior to the reorganization.

Response: The Funds’ investment adviser, JOHCM, has confirmed that they do not plan to reposition the Funds’ portfolios prior to reorganization.

10. Comment—Pages 3, 5 and (vi): The expense numbers in the N-14 are different from those in the N-1A filed to register the JOHCM Emerging Markets Opportunities Fund (AIT), JOHCM Global Equity Fund (AIT) and JOHCM Select International Fund (AIT).

Response: The expense numbers in the Funds’ N-1A will be revised to be consistent with the Funds’ N-14.

11. Comment—Pages 3 and (vi): The fee table for the JOHCM International Select Fund (Trust), the pro forma fee table for the JOHCM International Select Fund (AIT) and the Examples should be based on the September 30, 2012 audited financial statements, not the March 31, 2013 semi-annual report.

Response: The fee table for the JOHCM International Select Fund (Trust), the proforma fee table for the JOHCM International Select Fund (AIT) and the related expense Examples have been revised to reflect information based upon the most recent audited financial statements as of September 30, 2012.

12. Comment—Page 4, footnote 2: Please confirm that DundeeWealth cannot recoup previously waivered and/or reimbursed expenses after the reorganization.

Response: The current investment adviser expense limitation agreement is between DundeeWealth US (“DWUS”) and DundeeWealth Funds, DWUS would not be able to recoup previously waived and/or reimbursed fees from the JOHCM Funds once they are reorganized into AIT.

13. Comment—Page 4, footnote 3 and Page 20: The expense limitation language in this footnote is different than that in the N-1A. Please make the disclosure consistent.

Response: Expense limitation language in parenthesis on Page 20 has been modified to match the parenthetical language in footnote 3 on page 4. The expense limitation language on Page 20 will read as follows:

“Fourth, JOHCM has contractually agreed to limit the Total Annual Fund Operating Expenses of each Acquiring Fund’s shares (excluding taxes, extraordinary expenses, expenses associated with investments in underlying investment companies, brokerage commissions, interest, dividends, litigation and indemnification expenses) to specified percentages of each Acquiring Fund’s average daily net assets until at least January 28, 2016.”

14. Comment—Pages 4, 6 and 7: Can the Board of Trustees or the adviser termination the agreement to waiver fees and reimburse expenses prior to January 28, 2016? If the Board can terminate the agreement, add disclosure to that effect to footnote 3 to the fee tables. In addition, confirm that the Board has no current intention to terminate the agreement.

Response: Only the Board may terminate the agreement to waive fees and reimburse expenses prior to January 28, 2016. The Board has no current intention to do so. The following disclosure has been added to footnote 3 of each fee table:

“The agreement to waive fees and reimburse expenses may be terminated by the Board of Trustees at any time and will terminate automatically upon termination of the Investment Management Agreement.”

15. Comment—Page 4 Example: Please delete the footnote and use the net of waiver numbers in the Example. In a reorganization situation, the SEC assumes that Board would have, absent the reorganization, renewed the expense limitation agreement for another year.

Response: Footnote 1 under the Example for each of the Funds has been removed that the net of waiver number have been incorporated into the Example table.

16. Comment—Page 11: Explain participatory notes in plain English

Response: The explanation of participatory notes has been revised to read:

“Participatory notes (commonly known as “P-notes”) are instruments issued by registered foreign institutional investors, usually non-U.S. based foreign brokers and domestic institutional brokers, to overseas investors who wish to invest in the Indian stock market without themselves registering with the Securities and Exchange Board of India.”

17. Comment—Page 11: The JOHCM Emerging Markets Fund (AIT) invests at least 80% of its net assets in equity securities of companies “domiciled, or listed in, or whose principal business activities are located in, emerging markets”. Explain supplementally how companies with these characteristics are tied economically to particular countries.

Response: The term “domiciled in” has been deleted. The Fund will invest only in those companies listed in or whose principal business activities are located in, emerging markets. A company listed on an exchange located in an emerging markets country is tied economically to that country because it is dependent upon investors in that emerging markets country for capital. The company’s capitalization and its value will fluctuate with the economic fortunes of the country as reflected in the country’s stock market. A company whose principal business activities are located in an emerging markets country is tied economically to the country because it is manufacturing products, employing workers, paying taxes or owning property in the country, or the country is the principal market for its products or services. Economic developments in the country will affect the company’s production costs, market share and profitability.

18. Comment—Page 12: Confirm that both the JOHCM Global Equity Fund (Trust) and the JOHCM Global Equity Fund (AIT) invest at least 80% of their net asset in “equity” securities.

Response: At least 80% of the net assets of both the JOHCM Global Equity Fund (Trust) and the JOHCM Global Equity Fund (AIT) are invested in equity securities.

19. Comment—Page 12: Confirm that both the JOHCM International Select Fund (Trust) and the JOHCM International Fund (AIT) invest at least 80% of their net asset in “equity” securities.

Response: At least 80% of the net assets of both the JOHCM International Select Fund (Trust) and the JOHCM International Select Fund (AIT) are invested in equity securities.

20. Comment—Page 13: The JOHCM Global Equity Fund (AIT) invests in at least three countries (one of which may be the United States) with at least 40% of its assets invested in countries other than the United States. Explain supplementally what “invested in a country” means.

Response: Investing in a country means investing in companies listed in, or whose principal business activities are located in, the country. A company listed on an exchange located in an emerging markets country is tied economically to that country because it is dependent upon investors in that emerging markets country for capital. The company’s capitalization and its value will fluctuate with the economic fortunes of the country as reflected in the country’s stock market. A company whose principal business activities are located in an emerging markets country is tied economically to the country because it is manufacturing products, employing workers, paying taxes or owning property in the country, or the country is the principal market for its products or services. Economic developments in the country will affect the company’s production costs, market share and profitability.

21. Comment—Page 16: Disclose any significant differences in the purchase, redemption and exchange rights of shareholders in the Dundee Trust and AIT.

Response: There are no significant differences in the purchase, redemption and exchange rights of shareholders in the Dundee Trust and AIT. Please see the disclosure on page 31 of the Proxy Statement/Prospectus.

22. Comment—Page 17: If necessary, please adjust the formatting of the chart to ensure that the check marks are in the correct boxes.

Response: We confirm that the check marks in the correct boxes.

23. Comment—Page 18: Please add the disclosure regarding portfolio holdings are required by Item 9(d) of Form N-1A.

Response: The requested disclosure has been made.

24. Comment—Page 20: The third sentence under “Reasons for the Redemption” states that “DWUS and JOHCM have determined that the Transferring Funds can benefit from the services currently provided to series of AIT and have, therefore, recommended that the Transferring Funds be reorganized into a series of AIT.” Please disclose what those benefits are.

Response: The sentence has been revised to state the following:

“DWUS and JOHCM have determined that the Transferring Funds can benefit from the services currently provided to the series of AIT in that those services will provide a platform for the continuation of investment advisory services to the Transferring Funds if the Reorganization is approved. Accordingly, DWUS and JOHCM have, recommended that the Transferring Funds be reorganized into a series of AIT.

25. Comment: Page 21. Please add a discussion of capital carryforward and any limitations on the ability to use the capital losses.

Response: The following additional disclosure has been added to page 21.

“Any capital loss carry-forwards on the date of the Reorganization would be carried over to each Acquiring Fund. Capital losses for tax years beginning on or before December 22, 2010, can be carried forward for eight years as short-term capital losses. Capital losses for tax years beginning after December 22, 2010, may be carried forward without limitation and are utilized before losses from years beginning on or before December 22, 2010. An Acquiring Fund’s use of such losses is subject to certain limitations. It is not expected that any such capital loss carry-forwards will be subject to an annual limitation for federal income tax purposes in connection with the Reorganization because each Reorganization should either: (i) qualify as a type “F” tax-free reorganization under the Code, including a mere change in identity, form or place of organization of one corporation, however effected; or (ii) not involve more than a 50% change of ownership.

As of the latest tax year ended September 30, 2012, the JOHCM International Select Fund (Trust) had a capital loss carry-forward of $843,592 which was short-term in character and not subject to expiration.

To the extent that this carry-forward is used to offset future gains, it is probable that the amount offset will not be distributed to shareholders. The amount of any capital loss carry-forwards at the Closing Date will depend on the results of investment trading activity through that date.”

26. Comment—Page 24: Confirm that the Transferring Funds, not the Acquiring Funds, will be the accounting survivors.

Response: The disclosure has been amended to reflect that each Transferring Fund will be the accounting survivor for financial statement purposes.

27. Comment—Page 25: Please add net asset value per share to the pro forma capitalization table.

Response: The disclosure has been amended to reflect the net asset value per share to the proforma capitalization table.

28. Comment—Page 18: Please confirm that the portfolio managers have been in their current positions since 2008 and 2011, as appropriate. If not, provide disclosure on other positions held in the last five years.

Response: Each portfolio manager has held his current position since joining the firm in either 2008 or 2011.

29. Comment—Page 27: Please add disclosure regarding JOHCM’s experience as an investment adviser and its assets under management.

Response: Disclosure has been adding stating that as of June 30, 2013, JOHCM had assets under management of $16.5 billion. Disclosure on page 26 currently discloses that JOHCM as has been operating as an investment adviser since 1993.

30. Comment—Page 28: Please add the disclosure regarding portfolio manager compensation required by Item 10(a)(2) of Form N-1A.

Response: The requested disclosure has been added.

31. Comment—Page 34: Wording seems to be missing from the first sentence in the section entitled “Required Vote”.

Response: The words “is required to approve the proposal” has been added to the end of this sentence.

32. Comment: Page 43 (Section 2.1). Confirm that there are no differences in valuation procedures that would result in adjustments to net assets of the Funds on the valuation date.

There are no material differences in the valuation policies that are reasonably expected to result in material adjustments to the net assets of the Funds on the valuation date.

33. Comment—Page 35: If any shareholder can control any of the Transferring Funds, explain the effect such control has on the voting rights of other shareholders. If control is held by a corporation, disclose the state of domicile of the corporation and parent organization.

Response: Two entities each own more than 25% of the outstanding shares of a Transferring Fund and are deemed to control the Transferring Funds. The requested disclosure has been added.

34. Comment—SAI Page 28: Please add additional disclosure explaining why the Board leadership structure is appropriate given the characteristics of the Acquiring Funds.

Response: The requested disclosure has been added.

35. Comment—Part C. Add an undertaking to file a file in a post-effective amendment to this Registration Statement a final tax opinion upon closing of this transaction.

Response: The requested undertaking has been made.

Finally, AIT requests that the registration statement be made effective on or before September 3, 2013, or the earliest practicable date thereafter. AIT has authorized me to convey to you that the AIT acknowledges the following:

1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.	Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

4.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this request please contact Michael V. Wible at (614) 469-3297.

Best regards,

/s/ Michael V. Wible
Michael V. Wible

cc:	(w/ attachment)
Dina Tantra